PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit A
                               Service Description

                                      V 7.0


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DOCUMENT INFORMATION

Project Manager:             Gil Tal
---------------------------- ---------------------------------------------------
Customer Project             Na'ama Halperin
Manager
Prepared by:

Document Version No. :       V 7.0
Preparation Date:            26.10.2003


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INDEX

  Document Information                                                         2
1  GENERAL.................................................................... 5
  1.1  Scope of Document...................................................... 5
  1.2  Definitions............................................................ 5
  1.3  General Customer Responsibilities...................................... 6
  1.4  General HP-OMS Responsibilities........................................ 7
2  WORKSTATION ENVIRONMENT SERVICE (WES) DESCRIPTION.......................... 8
  2.1  Service Description.................................................... 8
  2.2  Service Items.......................................................... 9
    2.2.1  Incident Resolution................................................ 9
    2.2.2  Hardware Installations............................................. 9
    2.2.3  Software, Operating System (OS) and Standard Image Installation... 10
    2.2.4  Install, Move, Add and Change (IMAC).............................. 10
  2.3  Roles and Responsibilities............................................ 10
3  SERVER MANAGEMENT SERVICE DESCRIPTION..................................... 12
  3.1  Scope................................................................. 12
    3.1.1  Server Operations & Management Model.............................. 12
    3.1.2  Customer is Responsible to Manage the Application Layer (CAD &
    Development tools) (Variant A)........................................... 13
    3.1.3  Customer is not Responsible to Manage the Business IT Application
    (Clarify) (Variant B).................................................... 14
    3.1.4  Customer is Responsible to Manage the Business IT Application
    (SUN, Kopel Reem) (Variant C)............................................ 14
    3.1.5  The Customer is not Responsible to Manage Back Office Servers
    (File Servers, Exchange, IIS, etc.) (Variant D).......................... 15
  3.2  Server Service Description............................................ 15
    3.2.1  Customer Site Documentation....................................... 15
    3.2.2  Service Items - Release to Production............................. 15
      3.2.2.1  Server Hardware Installation.................................. 16
      3.2.2.2  Server Operating System (OS) Installation..................... 16
      3.2.2.3  Server Backup Setup........................................... 16
      3.2.2.4  Monitoring Setup.............................................. 16
    3.2.3  Service Items - Operations Management............................. 17
      3.2.3.1  General OS Administration..................................... 17
      3.2.3.2  Service Restoration (Incident Resolution)..................... 18
      3.2.3.3  Backup........................................................ 19
      3.2.3.4  Restore....................................................... 20
      3.2.3.5  UPS........................................................... 21
    3.2.4  Service Items - Service Management -> Security.................... 22


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      3.2.4.1  Security General.............................................. 22
      3.2.4.2  Scope Exclusions.............................................. 22
      3.2.4.3  Responsibilities.............................................. 22
      3.2.4.4  Periodic Password Changes..................................... 23
      3.2.4.5  Security Patch Management..................................... 23
      3.2.4.6  Windows Servers Security Management........................... 24
      3.2.4.7  Operational Criteria.......................................... 26
    3.2.5  Security Audits................................................... 26
    3.2.6  Privileged Access (Administrative Access)......................... 26
      3.2.6.1  Security Policies............................................. 27
4   UNIX MANAGEMENT SERVICE DESCRIPTION...................................... 28
  4.1   Service Items........................................................ 29
    4.1.1  Incident Resolution............................................... 29
    4.1.2  Hardware Installations............................................ 29
    4.1.3  Software, Operating System and Image Installation................. 29
  4.2   Roles and Responsibilities........................................... 29
5   BUSINESS APPLICATION SUPPORT............................................. 30
  5.1   Scope................................................................ 30
  Customer and HP-OMS Will Mutually Review the service every 6 Months........ 30
  5.2   Service Items........................................................ 30
    5.2.1  Application Support............................................... 30
    Excluded:................................................................ 31
6   NETWORK MANAGEMENT SERVICE DESCRIPTION................................... 32
  6.1   Service Items........................................................ 32
    6.1.1  Management of Hubs, Switches and Routers.......................... 32
    6.1.2  Dns Management.................................................... 32
    6.1.3  Ip Management..................................................... 33
    6.1.4  VPN Management.................................................... 34
    6.1.5  DHCP Management................................................... 34
    6.1.6  RAS Management.................................................... 35
    6.1.7  Firewall Management............................................... 35
  6.2   Assumptions / Requirements........................................... 36
7   PROCUREMENT AND IT ADMINISTRATIVE SUPPORT................................ 37
  7.1   Procurement Services................................................. 37
  7.2   It Administrative Services........................................... 38


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1     GENERAL

1.1   SCOPE OF DOCUMENT
This Exhibit A is attached to the Master Services Agreement, dated as of [_____________] 2003 by and between HP-OMS and Customer (the "Agreement") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement.

This document presents the provision of the Services provided by HP-OMS to the Customer. The Services will be provided following the "Transition and Stabilization Phases" at each Customer Site as described in EXHIBIT D.

1.2   DEFINITIONS

HP-OMS will provide the Services under this Agreement in the following support levels. The support levels are described from the highest level (Full Support) to the lowest level (Special Support):

   LEVEL OF       SUPPORT LEVEL            SUPPORT LEVEL DESCRIPTION
   SUPPORT            TYPE
-------------  --------------------- -------------------------------------------------------------
1                 FULL SUPPORT       Means all support and maintenance Services, including,
                                     operating, managing, supporting, installing, updating,
                                     moving, adding, deleting HP-OMS Hardware and HP-
                                     OMS Software, and any related Third Party Contracts
                                     within HP-OMS Hardware and HP-OMS Software; as well
                                     as application configuration and application support and
                                     related Third Party Contracts within HP-OMS Hardware
                                     and HP-OMS Software.

2                 MAKE IT WORK       Means support and maintenance Services required to
                  SUPPORT            ensure that the infrastructure levels are operating and the
                                     Customer can utilize the
                                     applications within the HP-OMS
                                     Software, Customer Software and
                                     the Customer's proprietary
                                     Software.

3                 SPECIAL SUPPORT    Means support Services required to ensure that the
                                     Customer can utilize software or hardware that no longer
                                     supported by its original manufacture. HP-


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   LEVEL OF       SUPPORT LEVEL            SUPPORT LEVEL DESCRIPTION
   SUPPORT            TYPE
-------------  --------------------- -------------------------------------------
                                     OMS will provide for such incidents support services and maintenance required to ensure that all the infrastructure levels are operating and the Customer can utilize the applications within the HP-OMS Software, Customer Software and the Customer's proprietary Software. Due to the nature of these incidents they will not be defined by SLA commitment.

"IT ENVIRONMENT" means all HP-OMS Hardware, HP-OMS Software, Customer Software, Customer's proprietary Software and any Hardware or Software under Third Party Contracts.

"IT DEVELOPMENT ENVIRONMENT" means all HP-OMS Hardware and Customer Software and Customer's proprietary Software.

1.3   GENERAL CUSTOMER RESPONSIBILITIES

Customer shall have the following responsibilities in connection with the
Services:

  o Provide access to basic site amenities (cafeterias, coffee rooms, vending services, etc.) at Customer Sites at the same level as is available to the Customer's employees, in accordance with the Agreement.
  o   Provide HP-OMS Personnel with necessary access to all physical sites.
  o   Provide access to its IT infrastructure (Servers, Network Routers, etc.).
  o Provide HP-OMS a list of contacts that are authorized to raise requests, to receive notification for pre-defined events or for notification and escalation of incidents. (Contact list);
  o Co-operating with HP-OMS with necessary activities to resolve problems (e.g. testing, onsite help, etc.).


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1.4   GENERAL HP-OMS RESPONSIBILITIES

HP-OMS shall have the following responsibilities in connection with the
Services:

  o Manage, administer and maintain all Third Party Contracts, including contracts between Customer and third parties for the maintenance of Hardware included within Add-On Assets that have not been transferred to HP-OMS. The Services for the Third Party Contracts will be provided as detailed in the contracts. .


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2     WORKSTATION ENVIRONMENT SERVICE (WES) DESCRIPTION

2.1   SERVICE DESCRIPTION

The scope of this Section (2) relates to the desk side of the HP-OMS Hardware and the related IT Environment, including WES support for all devices (i.e. workstation PCs, portable PCs, printers, scanners, etc.). The parties will cooperate to achieve standardization of Customer's workstation environment, however, it is acknowledged that where Customer's requirements are for non-standardized workstations, HP-OMS shall continue to support such environments at a level of support which is at least as high as the Service Levels applicable to standardized workstations. The workstation environment service components are defined in Exhibit B (SECTION 6 - SERVICE COMPONENTS).

HP-OMS is responsible for the desk side support of all workstations and peripheral devices in the IT Environments, as well as for support of software applications running on these workstations. All workstations and peripheral devices in the IT Environment will be supported at least at the software, hardware and operating system ("OS") levels.

The operating idea of "WES" is high-quality support of the user's workstation environment, in accordance with Service Levels. The service includes tasks to support, assist and advise the users in order for them to gain the greatest possible benefits from their workstations and the applications they use.

TASK DESCRIPTION:

  o Trouble-shooting and fault repair of problems (desk side support) involving the workstation environment (e.g. updates of virus definition file)
  o   Repair of workstations hardware.
  o Installation, maintenance, updating and removal of the supported software listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT)
  o Receipt of all fault notifications and work requests related to the workstation management through HP-OMS's Ticketing System, as well as relaying them to the agreed responsible organizations, in accordance with Exhibit B.
  o   Full Support for HP-OMS Software in the IT Environment;


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  o   Make It Work Support for Customer Software and Customer proprietary
      Software in the IT Environment;
  o   Hardware installation of new equipment
  o Full responsibility for Hardware maintenance, which will meet or exceed the applicable Service Levels
  o   Software distribution/installation
  o   Network support
  o   Configuration of software and hardware according to Exhibit B
      (SECTION 6 - SERVICE COMPONENTS).
  o   Support of workstation scripts, e.g., user Login scripts
  o   Installation and removal of Customer Software

THE FOLLOWING ITEMS ARE OUT OF SCOPE OF SERVICES TO BE PROVIDED BY HP-OMS FOR THE CUSTOMER THROUGHOUT THIS AGREEMENT:

  o   Individual backups
  o Personal software (end users-owned non standard software) installation and support - i.e. games, digital camera applications, etc.
  o   PBX, telephony & voice mail support and management
  o   Software application content (Web, etc.)
  o Software development not related to the support work (e.g. Customer's proprietary Software)
  o   Consumables (e.g. printer ink, paper)

2.2    SERVICE ITEMS

2.2.1  INCIDENT RESOLUTION

  o Troubleshooting and problem solving, in accordance with Exhibit B (SECTION 5 INCIDENT MANAGEMENT), in the IT Environment regarding events concerning hardware (e.g. workstations, peripherals, etc.), software and network.

2.2.2  HARDWARE INSTALLATIONS

  o   Installation / setup of hardware
      Comprises all of the tasks included in the hardware installation for end-users (desktop, laptop, printer, peripherals, etc.). A detailed description of "Hardware Support" tasks is listed in Exhibit B (SECTION
      6.3 - HARDWARE SUPPORT).


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2.2.3  SOFTWARE, OPERATING SYSTEM (OS) AND STANDARD IMAGE INSTALLATION

  o Installation and update of software, operating system and standard images.
      A detailed description of tasks is listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT).

2.3.4  INSTALL, MOVE, ADD AND CHANGE (IMAC)

  o A detailed description of tasks is listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT).

2.3    ROLES AND RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o Document, qualify and route the requests and events under HP-OMS responsibility to the correct support resource and escalate when necessary.
  o Regularly update the Customer regarding the status of incidents and the progress made towards their resolution.
  o   Notify the Customer Employee who reported the relevant incident.
  o Immediately inform the Customer's Project Manager in writing of any incident report which HP-OMS considers to be outside of the scope of Services (or which is subject to the Change Management Process).
  o Monitor open incidents to ensure the progression towards end-user satisfaction.
  o Manage incident resolution as defined in the Exhibit B (SECTION 5 - INCIDENT MANAGEMENT).
  o Propose the implementation of necessary changes through the Change Management process for events requiring solutions outside the scope of this agreement, subject to Customer's approval in its sole discretion.
  o Notify Customer IT management about incidents that have exceeded escalation thresholds.
  o Maintain the necessary maintenance contracts and contacts with third parties suppliers.
  o Perform service recovery in the event of service down and restore the service to its pre- break down situation.


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CUSTOMER RESPONSIBILITIES

  o Supply the necessary known information required to access application support team as well as third party contacts, if maintained by Customer.
  o Inform HP-OMS of planned changes to user numbers or site locations to ensure there will not be any degradation of service (Change Management).
  o Approve technical service recovery solution (fix or detour) in case of service down
  o Help HP-OMS enforce OS and application language standards as agreed by HP-OMS and the Customer during the Transition and Stabilization Phases.
  o Customer is obligated to provide software licenses for all the software currently in use. If there is more software installed then the amount of licenses provided, it is upon the Customer to decide on one of the following options:

           a. Purchase the necessary number of software licenses to be compliant or,
           b. Uninstall the unlicensed software at the Customer's expense.

JOINT RESPONSIBILITIES

  o HP-OMS will work with Customer to define and validate PC Software images to be used by end-users.
  o HP-OMS and Customer will record incident ID (Work reference number) for further reference.


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3      SERVER MANAGEMENT SERVICE DESCRIPTION

3.1    SCOPE

The service description provides a specification of the server management services HP-OMS will deliver to Customer.

HP-OMS will provide Full Support of the Customer's servers, and services running on such servers (not included R&D services), in the IT Environment with a high degree of availability of service for the end user, in accordance with the Service Levels set out in Exhibit C.

3.11   SERVER OPERATIONS & MANAGEMENT MODEL
The following Management Model represents the typical levels of responsibility for the operation of the Customer's environment. It describes the overall system from the business process level through to the IT infrastructure, and defines the responsibilities for the Customer and HP-OMS at the various layers.


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LAYER 1 comprises the hardware services. This includes the elimination of hardware faults and updating hardware, e.g. firmware.

LAYER 2 comprises the network services. This includes management of hubs / switches / routers and related administrative tasks excluding passive network.

LAYER 3 comprises the services that ensure availability of the operating system at a defined service level.

LAYER 4 represents the base operation of the application.

LAYER 5 represents the administration of the database.

LAYER 6 represents the services, which refer to the specifics of the application and organization of the Customer.

LAYER 7 contains the business processes of the Customer.

3.1.2 CUSTOMER IS RESPONSIBLE TO MANAGE THE APPLICATION LAYER (CAD & DEVELOPMENT TOOLS) (VARIANT A)

The Customer is responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management (make it work)

CUSTOMER RESPONSIBILITIES

  o   Database Management
  o   Application management
  o   All components above the application infrastructure level


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3.1.3  CUSTOMER IS NOT RESPONSIBLE TO MANAGE THE BUSINESS IT APPLICATION
       (CLARIFY) (VARIANT B)

The Customer is not responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application Management

CUSTOMER RESPONSIBILITIES

  o   All components above the application management level
  o   Content of Business IT applications

3.1.4  CUSTOMER IS RESPONSIBLE TO MANAGE THE BUSINESS IT APPLICATION (SUN, KOPEL
       REEM) (VARIANT C)

The Customer is responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application management

CUSTOMER RESPONSIBILITIES

  o   All components above the application infrastructure level
  o   Content of Business IT applications


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3.1.5  THE CUSTOMER NOT RESPONSIBLE TO MANAGE BACK OFFICE SERVERS (FILE SERVERS,
       EXCHANGE, IIS, ETC.) (VARIANT D)

The Customer not responsible to manage the back office servers.This results in the following division responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application Management

CUSTOMER RESPONSIBILITIES

  o   None

3.2    SERVER SERVICE DESCRIPTION

3.2.1  CUSTOMER SITE DOCUMENTATION
HP-OMSS will provide the Customer with updated documentation of the Customer Sites' infrastructure, including but not limited to System Administrator passwords.

3.2.2  SERVICE ITEMS - RELEASE TO PRODUCTION
Release To Production is the process that HP-OMS will perform when it would like to add/change/remove infrastructure components, which may affect the IT Environment (including but not limited to the IT Development Environment). Infrastructure components may include: addition of new servers, changes in Login scripts, network changes, etc.
Release to Production process will be subject to Change Management process as described on EXHIBIT B SECTION 8.


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ACTIVITIES WILL RELATE TO:

  o   Network (Connectivity configuration, Hardware installation, etc.)
  o Operating System (system/patches/service pack installation & configuration)
  o   Backup and restore (installation, configuration, scheduling, etc.)
  o   Security
  o   Antivirus management
  o   Operation Management Tools (installation and configuration tools)
  o   Acceptance for production (integration into the existing operation)

3.2.2.1    SERVER HARDWARE INSTALLATION

HP-OMS RESPONSIBILITIES

  o   Hardware setup
  o   Connect infrastructure to power UPS and network

3.2.2.2    SERVER OPERATING SYSTEM (OS) INSTALLATION

HP-OMS RESPONSIBILITIES

  o Installation of OS (following the Customer's specifications on naming conventions, IP addressing, etc.)
  o Configure OS according to a standard to be developed by the parties during the Transition and Stabilization Phases, as set in Exhibit D.

3.2.2.3    SERVER BACKUP SETUP

HP-OMS RESPONSIBILITIES

  o   Deploy backup client
  o Configure backup according to documented specification, to be developed between the Customer and HP-OMS during the Transition and Stabilization Phases, as set in Exhibit D.
  o   Backup media management
  o   Monitoring the success of backups


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3.2.2.4    MONITORING SETUP

HP-OMS RESPONSIBILITIES

  o   Implement monitoring agent
  o   Configure monitoring according to defined service level/package
  o   The monitoring will include the following general guidelines:
      a. File Servers - e.g., Responsiveness (Ping), Disk Space, CPU and Memory

      b. Network - e.g., Responsiveness (Ping) of active devices, overall utilization on the International private lines and status of all communication lines (up/down).

      c. Applications - e.g., Messaging, Backup, Business applications and Databases

      d. Server Services - e.g., MTA, exchange services, database services.

  o Monitoring server services -the Parties will agree as to which of the . server services will be monitored by the Monitoring and Control System (HP-OV)

3.2.3      SERVICE ITEMS - OPERATIONS MANAGEMENT

3.2.3.1    GENERAL OS ADMINISTRATION

HP-OMS RESPONSIBILITIES

  o   Configure access and capability characteristics on a server
  o   Add, change and delete users in the server environment
  o Ensure server processes are in proper running status, keep hardware clean and in working order
  o   Log a ticket / incident prior to performing maintenance
  o   Log and/or document any action taken and recommendation provided
  o   Configure access and capability characteristics for end users on a server
  o   Document changes to the Customer's server environment
  o Take reasonable measures to confirm that only authorized users have access to the Customer's IT Environment.
  o   Recommend user management policies


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CUSTOMER RESPONSIBILITIES

  o   Provide user management policies.
  o   Issue administrative changes via Incident Management / Change Management
  o Provide authorization prior to the actual implementation of HP-OMS recommendations or additional maintenance activities
  o Provide Hardware and Software support contracts (if they are not transferred to HP-OMS) in order for HP-OMS to be eligible to receive OS patches, Software upgrades and support as per the contracts
  o Document changes to the Customer's server environments, which were done by the Customer.

JOINT RESPONSIBILITIES

  o Ensure that no one (internal or external to the Customer's company) perform any configuration changes in any back office server system without a prior written confirmation from HP-OMS. All configuration changes must be performed by HP- OMS or coordinated with HP-OMS.

3.2.3.2    SERVICE RESTORATION (INCIDENT RESOLUTION)
Service restoration focuses on restoring the availability of the server environment by responding to incidents detected by or reported to the MCC (Monitoring & Control Center).

Service restoration is intended to minimize disruptions to the end-user by minimizing each single downtime upon its occurrence.

HP-OMS RESPONSIBILITIES

  o Resolve the assigned incident according to defined metrics in EXHIBIT C (SERVICE LEVEL AGREEMENT), to ensure the return of the specified service.
  o Make temporary configuration changes as needed to recover a failed resource; recommend and perform permanent configuration changes as necessary to maintain the SLA.

  o   Document resolution activities.
  o Provide an action plan for events requiring permanent solutions beyond the scope of this agreement.
  o Manage end user communications during fault isolation and resolution of identified problem in sites with HP-OMS Personnel working onsite (at the applicable Customer Site).


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CUSTOMER RESPONSIBILITIES

  o Authorize HP-OMS (or HP-OMS designated personnel) to apply needed . software patches and/or service packs.
  o Manage end user communications during fault isolation and resolution of identified problem at Customer Sites with no onsite HP-OMS Personnel.
  o Notify HP-OMS about problems, which are identified as being outside the scope of this agreement, but may have an impact on the delivery of the services in the agreement.

JOINT RESPONSIBILITIES

  o Schedule required downtime for fault isolation, maintenance and/or resolution.

3.2.3.3    BACKUP
Backup management involves the scheduling, verification, completion and integrity of regular and optional extra backups of Customer's data to a backup media. This enables HP-OMS to restore Customer's data in the event of data being corrupted, destroyed or otherwise unavailable.

There are several types of Backup Sets: daily, weekly, monthly, yearly and permanent. Backup Services includes safekeeping of the tapes on site and off site. Backup service also includes all restore activities.

HP-OMS will execute backups, monitor them for completion, and troubleshoot them in the event of a problem.

Backups may be full backups or incremental (only the changed data is backed up).


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HP-OMS RESPONSIBILITIES

  o Perform scheduled and requested backups and restore of the entire server data required for recovery or any subset defined by the Customer.
  o Loading, unloading, labeling, on site storage of media and cleaning of backup hardware devices on class 1 sites (See EXHIBIT B SECTION 6.4 - SERVERS ENVIRONMENT).
  o Managing, labeling of media and cleaning of backup hardware devices on class 2 sites.
  o Troubleshoot the backup and restore process when an error condition or event is detected- 2nd level.
  o   Adjust and maintain the backup job/script to correct or prevent problems.
  o Escalate backup problems, if needed, in accordance with the escalation procedures.
  o   Identify and issue media requirements for the store / restore
  o Maintain responsibility for the quality and usability of backup data following the commencement date
  o Use open file Agent and application agents (such as Agent for Exchange and Database) for backup
  o   Provide backup media tapes worldwide
  o Preparation and coordination of backup media to be shipped to safe locations
  o Report to the Customer the success/failure of company wide backup on a weekly basis.
  o   Monitor all backup jobs
  o Communicate backup schedule to Customer's end user community at Customer Sites with HP-OMS on site personnel.

CUSTOMER RESPONSIBILITIES

  o Communicate backup schedule to Customer's end user community at sites with no HP-OMS on site personnel.
  o Responsibility for the quality and usability of backup data completed prior to the start of this service through HP-OMS.
  o   Loading, unloading, and storage of media on class 2 sites (SEE EXHIBIT B
      SECTION 6.41- BACKUP).
  o   Responsible for off site backup storage.
  o   Provide a safe location for backup media storage (On site and off site).
  o   Approve backup and retention schedule

3.2.3.4    RESTORE

HP-OMS will execute system restore operations to resolve system problems or, at the request of the Customer, restore any subset of files from the backup media.


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HP-OMS RESPONSIBILITIES

  o Perform requested restores of the server data for recovery defined by the Customer.
  o Troubleshoot the restore process when an error condition or event is detected - 2nd level.
  o Escalate recovery problems, if needed, in accordance with the escalation procedures.
  o Responsibility for the quality and usability of backup data completed after commencement date
  o Performing a scheduled restore test to verify backup integrity as will be agreed with the Customer
  o Responsibility for correctly specifying destination of data, which is requested for restore.

CUSTOMER RESPONSIBILITIES

  o Responsibility for correctly specifying destination of data, which is requested for restore, when not accepting HP-OMS recommendations.
  o Responsibility for the quality and usability of backup data completed prior to the start of this service through HP-OMS.

JOINT RESPONSIBILITIES

  o In the event a backup is needed to be used for recovering loss of data, HP-OMS will decide with Customer the backup versions and procedures to use for restoring the data most accurately.

3.2.3.5    UPS

HP-OMS will provide the customer with UPS services for the server environment to allow proper data save and server shutdown to prevent possible damage to information and/or to hardware infrastructure.

HP-OMS RESPONSIBILITIES

  o   Implement procedures to maintain UPS operations
  o Implement UPS solution on Customer sites where UPS is missing or insufficient (SEE EXHIBIT D SECTION 2.3.4 - TECHNOLOGY GAPS PER CUSTOMER
      SITE)


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3.2.4      SERVICE ITEMS - SERVICE MANAGEMENT -> SECURITY

3.2.4.1    SECURITY GENERAL

The main task of Security Management is to assure that access to Customer Data and systems are granted to authorize Customer Employees and Contractors and HP-OMS Personnel only.
HP-OMS will comply and mutually enforce with the Customer, the Security Policy that had been defined by the Customer prior to Commencement Date. Changes to the Security Policy will be done by Change Management Process only.

HP-OMS MAINTAINS THE FOLLOWING SERVER SECURITY CLASSIFICATIONS FOR SERVER
MANAGEMENT:

INTERNET:  Server directly connected to the public Internet, hosting Internet applications such as a Web Server or a Mail Server. By definition, this server is also considered as Stringent.
STRINGENT: The confidentiality of the data is "highly sensitive", or access to the server includes "limited" or "public" access.
BASELINE:  All non-stringent servers managed by HP-OMS are considered to require baseline security.

All servers are classified into one of these server security classifications and the security rules and guidelines are applied accordingly. Additional security rules defined by the Customer are optional and must not contradict those provided by HP-OMS.

3.2.4.2    SCOPE EXCLUSIONS

The Security Management service does not include assistance, which involves program development, coding, and isolation of coding problems or implementation assistance regardless of the cause of data loss or hardware malfunctions. Security Management does not include consulting (IT Audit, Vulnerability Assessment or Application Security).


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3.2.4.3    RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o HP-OMS will work with the Customer to implement the outcome of the Customer's system and data classification.
  o HP-OMS will regularly operate software which will help enforce the decisions made by Customer as to which personnel will be permitted access to Customer's computing environment.
  o HP-OMS will implement Customer's security policy, which Customer shall provide during the Transition and Stabilization Phases.
  o   Recommend security policy.

CUSTOMER RESPONSIBILITIES

  o   Approve security policy to be used worldwide

JOINT RESPONSIBILITY

  o Customer and HP-OMS to take reasonable measures to confirm that only authorized users have physical access to Customer's environment.
  o   Enforce security policy

3.2.4.4    PERIODIC PASSWORD CHANGES

HP-OMS RESPONSIBILITIES

  o HP-OMS will change all default passwords and perform password changes to all HP-OMS owned user and Administration passwords and will change these passwords on a periodic basis - 6 characters at least, letter and numbers, 4 times a year and cannot be repeated in a 12 month period.
  o HP-OMS will be responsible for enforcing Customer's policy of changing passwords of logins used by end users at least once per quarter, unless required to do so on a more frequent basis.

CUSTOMER RESPONSIBILITIES

  o   Will change password when requested.

NOTE: Password aging is optional on Baseline servers, but must be applied to administrative passwords on Stringent servers and to all passwords on Internet servers.

3.2.4.5    SECURITY PATCH MANAGEMENT

Security patch management will be provided for the Customer's Stringent and Internet servers under HP-OMS management.


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This proactive service coordinates and executes maintenance tasks in the
Customer's environment with the goal of preventing unexpected downtime of infrastructure resources.

HP-OMS RESPONSIBILITIES

  o   Identify, obtain and coordinate installation of security software patches
  o Analyze security problems with the objective of identifying opportunities to prevent future failures.
  o   Review recommendations with the Customer during Account Review.
  o Update the maintenance/patch log when maintenance is performed or security patches are implemented.
  o Make recommendations to the Customer for security patches and additional security maintenance activities according to HP-OMS's professional judgment.
  o   Log and/or document any recommendation and action taken.

CUSTOMER RESPONSIBILITIES

  o Customer will not unreasonably withhold permission to apply needed security patches.
  o Authorize HP-OMS recommendations prior to the actual implementation of major security patches or additional security maintenance activities.

JOINT RESPONSIBILITIES

  o   Schedule required downtime for patch management and maintenance.
  o Installation of security software or major upgrades will be mutually agreed upon.

3.2.4.6    WINDOWS SERVERS SECURITY MANAGEMENT

WINDOWS DOMAIN MANAGEMENT

HP-OMS will manage the system properties, system policies and services on each of the MS- Windows servers throughout the Customer's domain(s), including adding to or removing computers from the domain(s) as required, managing Trust relationships, User and Group accounts and the access rights to domain shared resources via group membership.


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MS/WINDOWS SERVER VIRUS PROTECTION

HP-OMS will provide server based anti-virus protection for all MS-Windows servers in the Customer environment including MS-Windows based Web, File, Mail, Application and/or FTP servers. Both regularly scheduled full server virus scanning and active continuous background scanning of files which have been downloaded, opened, created, modified, or run from all servers are included in the virus protection.

HP-OMS will perform routine server scanning for known viruses at scheduled intervals. In the event of virus outburst or other virus crisis, HP-OMS will provide support and will manage the crisis through to its resolution.

HP-OMS RESPONSIBILITIES

  o Provide server based anti-virus protection for all MS- Windows servers in the Customer's environment (Back office and DMZ) including MS-Windows based Web, Mail and/or FTP servers.
  o   Perform routine server scanning for known viruses at scheduled intervals.
  o   Send broadcast alerts concerning discovered viruses to Customer.
  o Configure the system to attempt to repair infected files as the primary option whenever a virus is detected. Infected files, which cannot be repaired, will be configured to deny end user access and will notify the end-users about such denial.
  o HP-OMS will implement Antivirus stabilization plan as described in Exhibit D (SECTION 2.3.2 - ANTIVIRUS STABILIZATION)
  o HP-OMS is responsible for communicating virus detection information to the appropriate Customer organization(s).
  o HP-OMS will not be responsible for lost data due to any limitations of virus detection software.

CUSTOMER RESPONSIBILITIES

  o Customer is responsible for lost or destroyed data due to infections, caused by Customer Employees who disabled their Antivirus update and scan without HP- OMS' approval.

JOINT RESPONSIBILITIES

  o   Mutually agree on the schedule for virus scanning.


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3.2.4.7    OPERATIONAL CRITERIA

THE FOLLOWING CRITERIA GOVERN THIS AGREEMENT:

  o The Customer is to forbid any of his employees, contractors or third party personnel to use any "hacker" tools, such as port scanners, password crackers, network sensors or Trojan horses on HP-OMS-managed systems and networks (including systems which are only crossed by HP-OMS) unless communicated to and approved by HP-OMS. HP-OMS will not be liable for any unauthorized system access or unavailability due to Customer's current or previous employees, contractors or third party personnel not following the security rules listed in this document.
  o The Customer's personnel must report any and all computer virus infestation immediately upon recognition to the HP-OMS MCC.
  o Passwords on Servers, Firewall or Router devices and SNMP community strings will not be shared with the Customer, unless specifically requested by Customer in accordance with the AGREEMENT, SECTION [21.3] (FILE ACCESS).

3.2.5      SECURITY AUDITS

HP-OMS agrees to allow the Customer to perform security audits in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS). The Customer may, where appropriate, recommend improvements in HP-OMS's practices and procedures and the Parties shall together review and discuss the related correction plan. In the event HP-OMS's practices and procedures are not compliant with the requirements of this Agreement, HP-OMS shall at its cost promptly correct any such non-compliance. All changes will be done using Change Management Process.

3.2.6      PRIVILEGED ACCESS (ADMINISTRATIVE ACCESS)

CUSTOMER RESPONSIBILITIES

The Customer's users, who may need access to an administrative account on one or more of HP-OMS managed systems for their job, are required to complete a Privileged Access Request Form for submission to the Customer and HP-OMS Management for approval. (SEE EXHIBIT B, APPENDIX C)


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3.2.6.1    SECURITY POLICIES

CUSTOMER RESPONSIBILITIES

  o Customer will assist HP-OMS to enforce the security policy company wide, approved by Customer during the Transition and Stabilization Phases.

HP-OMS RESPONSIBILITIES

  o Provide a draft security policy covering Customer's IT Environment within ninety (90) days after the Commencement Date for Customer's review and approval during the Transition and Stabilization Phases
  o Any variations required by the Customer to these policies must be agreed and documented.
  o   HP-OMS to implement, manage and support the Customer's security policy.

JOINT RESPONSIBILITIES

  o   HP-OMS and the Customer will define company wide security policy.
  o Changes to the security procedures, approved by Customer during the Transition and Stabilization Phases must be done in close cooperation with the Customer and must pass the Change Management process, as changes in this area will be vital for system integrity.


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4      UNIX MANAGEMENT SERVICE DESCRIPTION

HP-OMS will provide Full Support (except as otherwise stated herein) of UNIX services. As of today, HP-OMS understands the UNIX operating system within the IT Environment, as defined in Exhibit B (SECTION 6.7 - UNIX SUPPORT AND ADMINISTRATION) as the description of the supported environment.

HP-OMS takes full responsibility for all types of UNIX systems in use by the Customer (i.e. SGI, HP UX, AIX etc), which are still supported by the original manufacture. HP-OMS will provide Special Support on all UNIX systems, which are no longer supported by the original manufacture but are still in use by the Customer or its clients.

TASK DESCRIPTION FOR UNIX SUPPORT:

  o Trouble-shooting and fault repair of problems within the UNIX environment (e.g.UNIX operating system problem)
  o   Repair of workstations with related hardware.
  o   Updating, installing, maintaining and removing operating system.
  o Reception of all fault notifications and work requests related to the UNIX management through HP-OMS's Ticketing System as well as relaying them to the agreed responsible organizations.
  o   Hardware Installation of new equipment
  o   Full responsibility of Hardware maintenance
  o   Network support
  o   Support UNIX R&D end-users
  o Scripts, patches, updates and modifications of UNIX systems and UNIX applications, which are not related to R&D coding and development.
  o   Maintain full connectivity with MS-Windows server.
  o   Installation and administration of Customer Software

THE FOLLOWING ARE NOT IN SCOPE:

  o   UNIX coding for R&D tasks


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4.1    SERVICE ITEMS

4.1.1  INCIDENT RESOLUTION

  o Troubleshooting and problem solving in the UNIX environment regarding events concerning hardware (e.g. workstations, peripherals, etc.), software and network.

4.1.2  HARDWARE INSTALLATIONS

  o Installation / setup of hardware comprise all of the tasks included in the hardware installation for end-users. A detailed description of such tasks is listed in Exhibit B (SECTION 6 SERVICES COMPONENTS).

4.1.3  SOFTWARE, OPERATING SYSTEM AND IMAGE INSTALLATION

  o Installation and update of software, operating system and standard images. A detailed description of tasks is listed in Exhibit B (SECTION 6 - SERVICE COMPONENTS).

4.2    ROLES AND RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o Document, qualify, and route requests and events under HP-OMS responsibility to the correct support resource, and escalate when necessary.
  o Regularly update the Customer regarding the status of incidents and progress made toward their resolution.
  o Notify the Customer's designated point of contact, as defined for a server and/or service, of detected events.
  o Monitor open incidents to ensure their progression to end user satisfaction.
  o Work on incident resolution as defined in the Exhibit B (SECTION 5 - INCIDENT MANAGEMENT).
  o Propose the necessary changes for events requiring solutions outside the scope of this agreement.
  o Notify Customer IT management about incidents that have exceeded escalation thresholds.
  o Maintain the necessary maintenance contracts and contacts with third parties suppliers.
  o   Perform service recovery in the event of service down.


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5      BUSINESS APPLICATION SUPPORT

HP-OMS will provide Business Application support for the Customer. Business Application Support is an additional layer of service as shown in EXHIBIT B,
SECTION 6.12 and EXHIBIT I.

5.1    SCOPE

HP-OMS is committed to provide the customer with an Application Support team. The team will provide applicative support and maintain the Customer's Business Application environment as agreed in EXHIBIT B SECTION 6.12 - BUSINESS APPLICATION SUPPORT.

The Customer will provide HP-OMS with a yearly plan for the business application support services that will be according to Section 5 herein, EXHIBIT B SECTION
6.12 and EXHIBIT I. Changes to these services will be done by using the Change Management Process.

CUSTOMER AND HP-OMS WILL MUTUALLY REVIEW THE SERVICE EVERY 6 MONTHS.

5.2    SERVICE ITEMS

5.2.1   APPLICATION SUPPORT

Application support by HP-OMS is to be provided for the all applications, including without limitation:

  o   [**]
  o   Oracle Applications
  o   Intranet applications
  o   Kopel Reem
  o   Replicon
  o   Lavi
  o   Synel

JOINT RESPONSIBILITIES

  o   Provide a yearly work plan for the Application Support team

HP-OMS RESPONSIBILITIES

  o   Maintain up-to-date documentation
  o For the above applications, HP-OMS will perform all support tasks as described in EXHIBIT B SECTION 6.12 - BUSINESS APPLICATION SUPPORT.


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EXCLUDED:

  o HP-OMS will not provide 3rd level support, coding and customization services for the following applications:
            o    Kopel Reem
            o    Replicon
            o    Lavi
            o    Synel


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6      NETWORK MANAGEMENT SERVICE DESCRIPTION

HP-OMS shall provide Full Support in connection with network management not including passive infrastructure.

6.1    SERVICE ITEMS

6.1.1  MANAGEMENT OF HUBS, SWITCHES AND ROUTERS

This Section consists of ensuring that all network active equipment in the IT Environment is up and running. HP-OMS will perform the following tasks:

  o Network Software maintenance (OS support, application trouble shooting, etc.)
  o   Backup of configurations for critical systems (if applicable)
  o Monitoring: up/down status, utilization, error rate, multicast/broadcast rate, etc.
  o   Troubleshooting

HP-OMS RESPONSIBILITIES

  o   Provide the above mentioned deliverables
  o   Maintain up to date documentation
  o   Coordinate on-site intervention when needed
  o   Maintain WAN infrastructure so that the monitored devices can be reached

6.1.2  DNS MANAGEMENT

The Internet Domain Name Service (DNS) provides mapping between a human-readable domain name (e.g. www.hp.com) and the Internet Protocol (IP) address(es). All domain names are unique and must be registered with a recognized naming authority. The DNS management role is to maintain the translation mechanism up and running for DNS in Data Center as within the scope of this agreement.


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HP-OMS will ensure that the service is up and running and answers the queries by performing the following tasks:

  o   Troubleshooting of DNS problems
  o   Configuration of the application including:
         o   Creation of domains/sub domains structure
         o   Delegation information
         o   Configuration of master, slave, cache DNS
         o   Separation between the internal and external DNS
  o   Upgrade of version

HP-OMS RESPONSIBILITIES

  o   Provide deliverables as described above
  o   Adding/deleting of DNS records (A, PTR, CNAME, MX)
  o   Design/architecture of DNS platform
  o   Mange and perform domain registrations for the Customer

CUSTOMER RESPONSIBILITIES

  o Ownership, control and use of the domain name upon its registration, and are responsible for requesting any new domain from the Internet authorities.
  o Pay any fees associated with the local naming authority, designated agent or other Domain registration fees.

6.1.3  IP MANAGEMENT

This service aims to enable network environment moves, additions and changes by logically providing addressing resources and name/address translation. It also maintains the translation mechanism up and running, and control of the IP addressing consistency. A unique IP address is allocated for each controlled and used network component such as PC, printer, scanner, hub, bridge, switch, and router.

HP-OMS will manage the address space used by Tecnomatix, the management network, which is a private space.

HP-OMS RESPONSIBILITIES

  o Provide management IP addresses (192.168.*.*, 172.17.*.* and 10.*.*.* ranges)


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6.1.4  VPN MANAGEMENT

The VPN management module provides setup and operation services for IPSec tunnels (VPNs) built over CheckPoint FW1 equipment. This equipment, as of today, is being used to establish a connection between remote users to Tecnomatix computing environment and between sites that have only Internet connection.

HP-OMS RESPONSIBILITIES

  o Execute any changes in the rules following the pre-agreed process of change
  o Perform the necessary maintenance, administration and configuration work on Firewall rules
  o   Periodically change password for the roaming user Secure Remote

CUSTOMER RESPONSIBILITIES

  o   Defining security requirements

6.1.5  DHCP MANAGEMENT

The Dynamic Host Configuration (DHCP) management service describes a network service, which automatically provides network configuration parameters to network devices, which have been configured to use DHCP. After obtaining configuration parameters via DHCP, the network device can then actively communicate with other devices in the network.

HP-OMS will deliver the DHCP management for the entire network environment. The DHCP Management module includes supporting the following services:
  o   DHCP Application Management
  o   DHCP Server Management
  o   Scheduled Maintenance Outages


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HP-OMS RESPONSIBILITIES

  o   Maintain configuration of DHCP application
  o   Execute requested changes, following the Change Management process

6.1.6  RAS MANAGEMENT

Secure Remote Access Services are provided by the VPN gateway on the existing Checkpoint Firewalls.
The only way to connect to the Customer's network from remote is to first connect to the Internet (by Dial-up, DSL, Network or any other way) and then open a secure and encrypted channel to the Customer's network - VPN.

HP-OMS RESPONSIBILITIES

  o   Monitoring the availability of VPN connection.
  o   Maintain configuration of VPN equipment
  o   Execute requested changes, following the Change Management process
  o   Periodically change password for the roaming user Secure Remote

6.1.7  FIREWALL MANAGEMENT

The management of firewalls includes:
  o   Configuration of rules for NAT, access, users' login, etc.
  o   Troubleshooting problems with the firewall

HP-OMS RESPONSIBILITIES

  o   Provide deliverables as mentioned above
  o   Ensure that the Security Policies are followed
  o   Periodic changes to Secure Remote password for Secure Remote users
  o   Maintain the latest security patches
  o   Provide connectivity from any Customer Site to any Customer Site
      ("full mesh")

  o   Manage and maintain the Gateway anti virus connectivity and functionality
  o Take all measure available by the Firewall (checkpoint) in use to enforce the security policy last approved by the parties.
  o Allow Customer to perform security audits in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS).


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JOINT RESPONSIBILITIES

  o HP-OMS and the Customer will agree on a Change Request process for firewall changes, including a list of authorized requestors and approval personnel.

6.2    ASSUMPTIONS / REQUIREMENTS

  o For all network equipment under HP-OMS responsibility, only HP-OMS has the administration rights, and HP-OMS is able to modify password as often as required to be compliant with security policies
  o All devices must be SNMP compliant, with at least a read only access login, and have the ability to send SNMP traps to the monitoring station
  o   Customer to provide up to date network topology map
  o Customer to provide a complete and up to date list of used/free IP addresses.


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7      PROCUREMENT AND IT ADMINISTRATIVE SUPPORT

As part of HP-OMS project management duties and responsibilities, HP-OMS is committed to support the Customer's IT administrative processes.

7.1    PROCUREMENT SERVICES

HP-OMS will centralize and manage the Customer's IT Procurement process. (The procurement process will not include the technology refresh as this is done by predefined schedules, which will be agreed upon every 6 months). The process will include the following components:
  o   Hardware procurement
  o   Software procurement

HP-OMS Responsibilities:

  o Provide the Customer with information regarding the specific procurement process (i.e. costs, product specifications, price offers, etc.)
  o Provide the Customer with relevant information required for the decision to procure the necessary product
  o Perform the actual procurement including shipments to all Customer sites, staging and deployment of the procured item.
  o Issue an invoice to cover the procured goods as service if hardware will be owned by HP-OMS
  o HP-OMS will ask the vendor/3rd party provider to issue an invoice if the hardware or software will be owned by the Customer
  o HP-OMS will coordinate and supervise all 3rd party warranty and maintenance obligations under Third Party Contracts for HP-OMS Hardware and HP-OMS Software;
  o In the event that upon supplying any HP-OMS Hardware or HP-OMS Software (excluding the Fixed Assets), which is out of order or defective or otherwise requires repair, HP-OMS will contact the relevant vendor and will ship/receive /assemble /disassemble the same ("PURCHASED PRODUCTS").


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Customer Responsibilities:

  o   Inform HP-OMS when hardware /software purchase is required
  o   Approve purchase order prior to execution
  o   Pay shipping costs (if necessary)
  o   Pay the invoice submitted by HP-OMS according to Exhibit E (Pricing).

Joint Responsibility:

  o   HP-OMS and the Customer to define procurement procedures

7.2    IT ADMINISTRATIVE SERVICES

HP-OMS will provide the Customer with IT management and administrative support services for no additional costs. HP-OMS will assign relevant administrative resources to services as described below to ensure continuation of IT administrative services for the following activities:
  o   Software license management
  o   3rd party contracts management
  o   Provide assistance with IT projects management
  o   Provide assistance in planning future IT projects

HP-OMS Responsibilities:
  o Provide the Customer or authorized 3rd party with any IT information requested by the Customer
  o   Provide relevant IT information for creating RFI/RFP, etc.
  o Provide the Customer with technical definitions/requirements within 24 hours for urgent issues/projects
  o Provide the Customer with technical definitions/requirements within 72 hours for on going issues/projects

Customer Responsibilities:
  o   Inform HP-OMS about any process requiring any IT information
  o Inform HP-OMS about the need to receive assistance in planning/ managing IT projects


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